May 14, 2019

VIA EDGAR TRANSMISSION

Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E., Washington D.C. 20549
Attention: Beverly A. Singleton

Dear Ms. Singleton,

As per our email exchange on Friday, May 10th, you have agreed to extend Shake Shack Inc.’s deadline to respond to the Division of Corporate Finance’s Comment Letter, dated May 10, 2019, to June 7, 2019.

Thank you for your consideration.

Sincerely,

/s/ Ronald Palmese Jr.
Ronald Palmese Jr.
General Counsel